SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Amendment No. 2

                            DORCHESTER MINERALS, L.P.
                                (Name of Issuer)

                                  Common Units
                         (Title of Class of Securities)


                                   25820R 10 5
                                 (CUSIP Number)


                                December 31, 2005
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)

         [   ] Rule 13d-1(c)

         [ X ] Rule 13d-1(d)





     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Schedule 13G
CUSIP No. 25820R 10 5
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         William Casey McManemin

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)
   (a) :
   (b) :

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


NUMBER OF
                5        SOLE VOTING POWER
SHARES                         1,138,772 (1)
                6        SHARED VOTING POWER
BENEFICIALLY                     58,755 (1)

OWNED BY        7        SOLE DISPOSITIVE POWER
                               1,138,772 (1)
EACH
                8        SHARED DISPOSITIVE POWER
REPORTING                         58,755 (1)

PERSON WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,197,527

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                   G

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.2%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

(1) Of the 1,197,527 common units owned by Mr. McManemin, 157,573 are held by him individually; 58,407 are held by 1307, Ltd., of which he is one of the general partners and President of the other general partner; 922,792 are held by Red Wolf Partners, of which he is the managing general partner; 5,531 are held by SAM Partners Management, Inc., of which he is Vice President and a shareholder; and 53,224 are held by Smith Allen Oil & Gas, Inc. of which he is Vice President and a shareholder. Mr. McManemin disclaims beneficial ownership in those units held by 1307, Ltd., SAM Partners Management, Inc., Red Wolf Partners, and Smith Allen Oil & Gas, Inc., in which he does not have a pecuniary interest.




Schedule 13G
CUSIP No. 25820R 10 5

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Red Wolf Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
         (a)  :
         (b)  :

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


NUMBER OF
                5        SOLE VOTING POWER
SHARES                        922,792 (1)
                6        SHARED VOTING POWER
BENEFICIALLY

OWNED BY        7        SOLE DISPOSITIVE POWER
                              922,792 (1)
EACH
                8        SHARED DISPOSITIVE POWER
REPORTING

PERSON WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           922,792

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                              G

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.3%

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

(1) Mr. McManemin is the managing general partner of Red Wolf Partners. Mr. McManemin disclaims beneficial ownership of those common units owned by Red Wolf Partners in which he does not have a pecuniary interest.



Item 1.

         (a)  Name of issuer: Dorchester Minerals, L.P.

         (b)  Address of issuer's principal executive offices:
              3838 Oak Lawn Avenue, Dallas, Texas 75219

Item 2.

(a)  Name of persons filing:    William Casey McManemin
                                Red Wolf Partners

(b) Address of principal business office: The principal business office for William Casey McManemin and Red Wolf Partners is 3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219.

(c) Citizenship: William Casey McManemin is a United States citizen. Red Wolf Partners is a Texas general partnership.

(d)  Title of class of Securities: Common Units

(e)  CUSIP Number: 25820R 10 5

Item 3. If this  statement is filed  pursuant to 240.13d(b) or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

     (a) - (c) Amount and percentage beneficially owned, percent of class and number of shares each reporting person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition of and shared power to dispose or to direct the disposition of:

     William Casey McManemin owns 1,197,527 shares representing 4.2% of the class. He has the sole power to vote or to direct the vote of 1,138,772 common units, the shared power to vote or to direct the vote of 58,755 common units, sole power to dispose or to direct the disposition of 1,138,772 common units and shared power to dispose or to direct the disposition of 58,755 common units.

     William Casey McManemin is the managing general partner of Red Wolf Partners. Red Wolf Partners has the sole power to vote or to direct the vote of 922,792 common units, the shared power to vote or to direct the vote of none of the common units, sole power to dispose or to direct the disposition of 922,792 common units and shared power to dispose or to direct the disposition of none of the common units.

Item 5.  Ownership of Five Percent or Less of a Class

         [ X ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

     The group members filing this Schedule 13G pursuant to Rule 13d-1(d) are William Casey McManemin, an individual and Red Wolf Partners, a [Texas] general partnership.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

         Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006                            /s/ William Casey McManemin
                                                        -----------------------
                                                        William Casey McManemin


Date:  February 14, 2006                            RED WOLF PARTNERS

                                          By:       /s/ William Casey McManemin
                                                        -----------------------
                                                 Name:  William Casey McManemin
                                             Title:    Managing General Partner